Mail Stop 3561

October 22, 2007

Mr. David P. Smeltzer
Chief Financial Officer
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, Pennsylvania 19010-3489

       Re: Aqua America, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2006
            Filed February 28, 2007
            Forms 10-Q for Fiscal Quarters Ended March 31, 2007
            and June 30, 2007
            Filed May 8, 2007 and August 6, 2007
            Response Letter Dated September 12, 2007
            File No. 1-06659

Dear Mr. Smeltzer:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                William Choi
                                Branch Chief